UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of New Independent Director and Chair of the Audit Committee

As previously disclosed on January 2, 2024, Mr. Randy Millian, a director of the Nvni Group Limited (the “Company”), resigned from the board of directors (the “Board of Directors”) and as the Chair of the audit committee (the “Audit Committee”) due to personal reasons, effective December 29, 2023. Mr. Millian’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Mr. Millian as an independent director and a member of the Audit Committee, on February 1, 2024, the Board of Directors appointed Mr. João Antonio Dantas Bezerra Leite to serve as an independent director of the Company, effective February 1, 2024. Mr. Leite will also serve as the Chair of the Audit Committee.

The Board of Directors has determined that Mr. Leite qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended, and as a financially sophisticated audit committee member under Nasdaq listing rule 5605(c)(2)(A). The Audit Committee is now comprised of Mr. Leite, Mr. Gonçalves and Mr. Sahade each of whom are both “independent directors” as defined for Audit Committee members under Nasdaq listing rules and the rules and regulations of the Securities and Exchange Commission and financially literate, as required by Nasdaq listing rules.

Mr. Leite has over 35 years of experience in the technology, payments and banking industries in Brazil. He served as a Managing Director at Banco Itau S.A., the largest private bank in Latin America, from 1996 to 2019, where he held several executive positions as Chief Technology Officer, Chief Security Officer, Chief Information Officer for the Credit Cards and Insurance business divisions and served as Chief Information Officer for Rede S.A., one of the largest electronic payment solutions provider in Brazil. During that time he led several digital Transformational projects and supported multiple bank acquisition processes and datacenter integrations. He holds a bachelor’s degree in Electronic Engineering from Instituto Mauá de Tecnologia (1983) and extension courses from Columbia Business School, Wharton, Fundação Getúlio Vargas, Insper, Fundação Dom Cabral, Swiss Finance Institute and Singularity University. He is currently a fintech investor and mentor, coordinating early-stage fintech investments at Bossa Nova Investimentos, the largest micro venture capital in Latin America, member of several Advisory Boards in payments, software, technology and data-driven companies in Latin America and USA, member of the Board of Directors at 2W Ecobank, a leading provider of renewable energy in Brazil, member of the Board of Directors at Culqi, an innovative payments company in Peru, owned by BCP, and member of the Audit Committee at Banco Carrefour in Brazil.

There are no family relationships between Mr. Leite and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Leite and any other person pursuant to which he was appointed as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: February 5, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer